Mines Richmont inc. 110, avenue Principale Rouyn-Noranda, QC J9X 4P2, CANADA Tél. : (819) 797-2465 Téléc. : (819) 797-0166 www.richmont-mines.com

NEWS RELEASE

RICHMONT MINES ANNOUNCES ITS RESULTS
FOR THE SECOND QUARTER OF 2004

MONTREAL, July 28, 2004 - For the three-month period ended June 30, 2004, Richmont Mines announces net earnings of $1,152,012, or $0.07 per share, compared with net earnings of $1,317,947, or $0.08 per share, during the second quarter of 2003. Cash flow from operations before the net change in non-cash working capital was $2,240,094 compared with $3,030,885 for the same period last year. For the second quarter of 2004, the revenues are $13,468,657, compared with revenues of $15,138,888 in 2003.

For the six-month period ended June 30, 2004, the Company reported net earnings of $29,852, or nil per share, compared with net earnings of $1,515,707, or $0.10 per share, for the first six months of 2003. Cash flow from operations before the net change in non-cash working capital was $2,637,807 compared with $4,406,806 for the same period last year. The revenues are $20,350,878 for the first semester of 2004, compared with revenues of $24,834,538 for the same period of 2003.

Production

At the Beaufor Mine, gold sales totalled 19,185 ounces during the first quarter of 2004, compared with 15,754 ounces for the same period in 2003. For the first six months of 2004, sales were slightly lower than during the corresponding period of 2003, declining to 26,147 ounces of gold from 27,206 ounces in 2003. The fact that the grades obtained were 15% lower than during the first six months of 2003, combined with the appreciation of the Canadian dollar, resulted in an increase in the average production cost, which rose from US$238 per ounce in 2003 to US$305 per ounce in 2004. In light of the results obtained to date, the Company remains confident that it will meet its 2004 production target of 52,000 ounces of gold from the Beaufor Mine.

At the Hammerdown Mine, gold sales for the quarter totalled 5,402 ounces produced at a cash cost of US$250 per ounce compared with sales of 13,704 ounces at a cash cost of US$217 for the same period in 2003. The number of ounces sold declined sharply because, as planned, the mine stopped operating in May 2004 following the depletion of its reserves.

As for the higher per-ounce cost, it is attributable to lower grades, which averaged 12.32 g/t Au compared with 13.80 g/t Au for the second quarter of 2003. The currency exchange rate also contributed to this increase.

During the first six months of the year, sales of gold from the Hammerdown Mine totalled 10,623 ounces produced at an average cash cost of US$280 per ounce compared with a total of 19,780 ounces produced at an average cash cost of US$222 per ounce during the same period of 2003. The higher costs are mainly attributable to the grades obtained, which were 17% lower than during the same period last year, and to the 4% increase in the value of the Canadian dollar.

The Nugget Pond Mill continued to process ore from the Hammerdown Mine until the beginning of July, and the ounces of gold sold will be accounted for with the results for the third quarter. In total, the Hammerdown Mine will have produced slightly more than 143,000 ounces of gold since production commenced in July 2001.

At the Nugget Pond Mill, the Company has reduced expenses to a minimum while maintaining the installations in working condition as it continues to assess various options, including custom milling for third parties.

Advanced exploration projects

East Amphi
During the second quarter, several projects were completed on the East Amphi property, with a total of $2,590,792 being invested in exploration. Since the beginning of 2004, the exploration ramp has advanced 351 metres to reach a vertical depth of 53 metres and should be extended to the target depth of 200 metres by the end of 2004. A total of 23 holes totalling 6,313 metres were drilled during the quarter. Since the beginning of the year, 47 holes totalling 12,700 metres have been completed.

The resource analysis and assessment process has begun and will be completed during the third quarter. This work will make it possible to identify the optimal position for the drift required to begin an underground drilling program and thus to define the main zone and verify its extension at depth. Since the beginning of the year, a total of $3,846,310 has been invested in this exploration work. Richmont Mines plans to invest over $7 million on the East Amphi property during 2004. The project is progressing in accordance with the planning established at the beginning of the year.

Valentine Lake
Following the encouraging results obtained during the first phase of exploration in winter 2004, Richmont Mines initiated a second phase of drilling at the end of June. This phase will comprise a minimum of nine holes, for a total of 3,300 metres of drilling in the area hosting the main ore zone. The objective of this program will be to verify the extension at depth of the zone and to test the potential of certain targets east of the main zone.

Richmont Mines intends to invest approximately $450,000 in this second phase of exploration, which should be completed by the end of the third quarter, at which point the Company will complete a preliminary resource calculation.

The Valentine Lake project has thus become Richmont Mines' key exploration target in Newfoundland. The main advantages of this project include the presence of high grades of gold as well as the great thickness, steep dip and shallow depth of the mineralized zone.

Island Gold
The major work carried out by Patricia Mining during the second quarter includes the preparation of the surface installations, the dewatering of the ramp beneath the 125-metre level and the preparation of an exploration program involving a total of 8,600 metres of underground drilling, 100 metres of exploration drifts and 120 metres of drifting in the ore. The surface drilling exploration program comprising nine holes totalling over 6,000 metres confirmed the extension of the main zone at a depth of 400 metres from the surface. Economic intersections were also identified in the North Zone, located 300 metres north of the main zone. A new zone was also identified between these two zones. Further details are available in the Patricia Mining press releases dated June 17 and July 19, 2004.

Bear in mind that Richmont Mines has the option to acquire a 55% interest in the Island Gold project by investing up to $10 million to bring the project into production. Richmont Mines should be in a position to make a decision regarding this acquisition during the first quarter of 2005.

Outlook

Richmont Mines expects to maintain production at the Beaufor Mine at its current level to meet its annual production target of 70,000 ounces of gold for 2004. Gold market conditions have been consistently favourable since the beginning of the year, and the Company remains confident that this will continue to be case.

As at June 30, 2004, Richmont Mines had cash, cash equivalents and short-term investments of $28,283,885. The Company has no long-term debt, other than its asset retirement obligations and future income tax liabilities, and had working capital of $28.9 million as at June 30, 2004. Richmont Mines has no hedging contracts for gold or currency.

Louis Dionne
President

Disclosure regarding forward-looking statements
This news release contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-U.S. exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in periodic reports from Richmont Mines Inc.

PRINCIPAL FINANCIAL DATA
	Three-month period		Six-month period
	ended June 30,		ended June 30,
	2004	2003	2004	2003
Results ($)
Revenues	13,468,657	15,138,888	20,350,878	24,834,538
Net earnings	1,152,012	1,317,947	29,852	1,515,707
Cash flow from operations before net change
in non-cash working capital	2,240,094	3,030,885	2,637,807	4,406,806
Results per share ($)
Net earnings
Basic	0.07	0.08	-	0.10
Diluted	0.07	0.08	-	0.09
Weighted average number of common shares
outstanding	16,171,935	15,931,420	16,175,905	15,893,430
Average selling price of gold per ounce	US$400	US$346	US$401	US$355

	June 30, 2004	December 31, 2003

Financial position ($)
Total assets	53,651,172	53,495,197
Working capital	28,853,398	31,183,975
Long-term debt	-	-

PRODUCTION AND SALES DATA
	Three-month period ended June 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2004	17,663	19,185	US$298
	2003	15,344	15,754	US$233
Hammerdown Mine	2004	6,503	5,402	US$250
	2003	11,285	13,704	US$217
Total	2004	24,166	24,587	US$288
	2003	26,629	29,458	US$226

	Six-month period ended June 30
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
Beaufor Mine	2004	27,480	26,147	US$305
	2003	27,348	27,206	US$238
Hammerdown Mine	2004	11,899	10,623	US$280
	2003	18,942	19,780	US$222
Total	2004	39,379	36,770	US$298
	2003	46,290	46,986	US$232
		2003 average exchange rate: US$1 = CAN$1.40
		2004 estimated exchange rate: US$1 = CAN$1.34

For more information, contact:
Martin Rivard	Telephone:	(819) 797-2465
Executive Vice President	Fax:	(819) 797-0166
Trading symbol: RIC	Listings:	Toronto - Amex